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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                           GENERAL MOTORS CORPORATION
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                                (Name of Issuer)

                 CLASS H COMMON STOCK, $0.10 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   370442 83 2
                                   -----------
                                 (CUSIP Number)

                                DECEMBER 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

                                [x] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required is the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                                    (Page 1)

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
------------------------------------ --------------------------------------------            ---------------------------------------
CUSIP No.                            370442 83 2                                     13G                                 Page 2
------------------------------------ --------------------------------------------            ---------------------------------------

----------------------------- --------------------------------------------------- --------------------------------------------------
             1                NAMES OF REPORTING PERSONS:                         INVESTMENT FUNDS COMMITTEE OF THE BOARD OF
                                                                                  DIRECTORS OF GENERAL MOTORS CORPORATION, AS A
                                                                                  NAMED FIDUCIARY OF CERTAIN PENSION FUNDS.

                              I.R.S. IDENTIFICATION NO. OF ABOVE
                              PERSONS (ENTITIES ONLY):                                     NOT APPLICABLE

----------------------------- -----------------------------------------------------------------------------------------------------
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (A) [_]
                                                                                                                   (B) [_]
----------------------------- ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- --------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               NOT APPLICABLE

------------------------------------ ------ ------------------------------------------------ ---------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                               -- (SEE ITEM 4)
              SHARES
                                     ------ ------------------------------------------------ ---------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                             0 (SEE ITEM 4)
             OWNED BY
                                     ------ ------------------------------------------------ ---------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                          -- (SEE ITEM 4)
             REPORTING
                                     ------ ------------------------------------------------ ---------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                        0 (SEE ITEM 4)

----------------------------- -------------------------------------------------------------- ---------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  0 (SEE ITEM 4)

----------------------------- -----------------------------------------------------------------------------------------------------
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                    [_]

----------------------------- -----------------------------------------------------------------------------------------------------
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                              0.0% (SEE ITEM 4)
----------------------------- --------------------------------------------------- --------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           OO

----------------------------- --------------------------------------------------- --------------------------------------------------


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
ITEM 1

(a)        NAME OF ISSUER:

           General Motors Corporation

(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           300 Renaissance Center
           Detroit, Michigan  48625-3000

ITEM 2

(a)        NAME OF PERSON FILING:

Investment Funds Committee (the "Committee") of the Board of Directors of General Motors Corporation ("GM"), as a named fiduciary under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), for: (i) the General Motors Hourly-Rate Employees Pension Plan (the "Hourly Plan"); (ii) the Sub-Trust of the General Motors Welfare Benefit Trust established as a voluntary employees' beneficiary association to fund certain collectively bargained hourly retiree health care benefits under the General Motors Health Care Program for Hourly Employees and certain collectively bargained hourly retiree life insurance benefits under the General Motors Life and Disability Benefits Program for Hourly Employees and such benefits under other applicable collectively bargained welfare plans (the "VEBA"); and (iii) the General Motors Retirement Program for Salaried Employees (the "Salaried Plan"). As of December 31, 2003, the members of the Committee were Armando Codina, Kent Kresa, Philip A. Laskawy,
E. Stanley O'Neal (Chair), and Eckhard Pfeiffer.

(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


           Principal Business Office:
           --------------------------

           c/o General Motors Corporation
           767 Fifth Avenue
           New York, New York  10153
           Attention:  Chief Investment Funds Officer

(c)        CITIZENSHIP:

           Not applicable

(d)        TITLE OF CLASS OF SECURITIES:

           Class H Common Stock, $0.10 par value per share (the "Common Stock")


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
(e)        CUSIP NUMBER:   370442 83 2

ITEM 3     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR RULE 13D-2
           (B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

ITEM 4     OWNERSHIP.

(a)-(c)

               Subject to the discussion below, as of December 31, 2003, the Committee was not the beneficial owner, on behalf of the Hourly Plan, the VEBA and the Salaried Plan, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), of any shares of Common Stock. The Common Stock ceased to be outstanding on December 22, 2003, and the prior holdings thereof with respect to which the Committee may have been considered the beneficial owner were exchanged into securities of other issuers.

               The Committee is a named fiduciary (in accordance with ERISA) of the Hourly Plan, the VEBA and the Salaried Plan and in such capacities has and exercises the power to appoint, and terminate the appointment of, investment managers for holdings of securities or other property contributed to the Plan, the VEBA and the Salaried Plan by GM. The Committee, as a named fiduciary for the Hourly Plan, the VEBA and the Salaried Plan, has also retained General Motors Investment Management Corporation ("GMIMCo"), a wholly-owned subsidiary of GM that is registered with the U.S. Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended, to perform certain investment management and administrative functions for the Hourly Plan, the VEBA and the Salaried Plan, including to appoint independent investment managers for all other holdings of the Hourly Plan, the VEBA and the Salaried Plan. GMIMCo has appointed various independent investment managers for the Hourly Plan, the VEBA, and the Salaried Plan, some of whom have authority to cause the Hourly Plan, the VEBA and the Salaried Plan to acquire publicly traded equity securities, which may include shares of Common Stock.

               Pursuant to appointment by the Committee, until December 22, 2003, (i) United States Trust Company of New York ("U.S. Trust"), as trustee and investment manager, held and had the power to vote and dispose of shares of Common Stock owned by the Hourly Plan, shares of Common Stock owned by the VEBA, and shares of Common Stock owned by the Salaried Plan and (ii) State Street Bank and Trust Company ("State Street"), as trustee and investment manager, held and had the power to vote and dispose of shares of Common Stock owned by the VEBA.


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
               Neither the Committee nor GMIMCo has directed U.S. Trust or State Street with respect to the voting or the disposition or continued ownership by the Hourly Plan, the VEBA or the Salaried Plan of any shares of Common Stock over which they had management. Although the Committee does not exercise voting or dispositive powers with respect to any shares of Common Stock owned by the Hourly Plan, the VEBA or the Salaried Plan, it may be deemed to be a beneficial owner, on behalf of the Hourly Plan, the VEBA and the Salaried Plan, for purposes of Sections 13(d) and 13(g) of the Act of the shares of Common Stock held in trust and managed for the Hourly Plan, the VEBA and the Salaried Plan by U.S. Trust or State Street because it has the power under certain circumstances to terminate within 60 days the appointment of U.S. Trust and State Street as trustees and investment managers for the Hourly Plan, the VEBA or the Salaried Plan, as the case may be, with respect to such shares. Notwithstanding the foregoing, the filing of this statement is not an admission that the Committee is, for the purposes of Section 13(d) or 13(g) of the Act, a beneficial owner of any of the securities covered by this statement and such beneficial ownership is disclaimed.

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.


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
ITEM 10    CERTIFICATIONS.

(a)

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2004



                                   By:  /s/ Michael Klehm
                                      ------------------------------------------
                                     Name:  Michael Klehm
                                     Title: Chief Operating Officer of
                                            General Motors Investment Management
                                            Corporation and Representative of
                                            the Investment Funds Committee of
                                            the  Board of Directors of General
                                            Motors Corporation




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